UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of April, 2006
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R.District — 500855
Hyderabad, Andhra Pradesh
India
(91) 40-5523-3505
(Address of principal executive offices)
     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to Registrant. In connection with Rule 12g3-2(b). Not applicable. The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772).

1. Other Events
     On April 21, 2006, the Company released a press release concerning its financial results for the year ended March 31, 2006. A copy of the release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
     On April 21, 2006, as required by the Indian stock exchanges on which the Company’s shares are listed, the Company published a summary of its financial results for the quarter and year ended March 31, 2006 and filed a copy of this summary with the Indian stock exchanges. A copy of the summary of the financial results for quarter and year ended March 31, 2006 is attached hereto as exhibit 99.2 and is incorporated herein by reference.
     The summary of financial results filed with the Indian stock exchanges was accompanied by an Investor Link News Update which provided further details on the matters covered in the release. A copy of the Investor Link News Update is attached hereto as exhibit 99.3 and is incorporated herein by reference.
     A copy of the Company’s unconsolidated/standalone (audited) financial statements prepared under Indian GAAP for the year ended March 31, 2006 is attached hereto as exhibit 99.4 and is incorporated herein by reference.
     A copy of the Company’s consolidated (audited) financial statements prepared under Indian GAAP for the year ended March 31, 2006 is attached hereto as exhibit 99.5 and is incorporated herein by reference.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS QUARTERLY REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS QUARTERLY REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.
2. Exhibits

99.1	Press Release of the Company concerning financial results dated April 21, 2006.

99.2	Summary of the Financial Results of the Company dated April 21, 2006.

99.3	Investor Link News Update of the Company dated April 21, 2006.

99.4	Unconsolidated/standalone financial statements for the year ended March 31, 2006 under Indian GAAP (audited).

99.5	Consolidated financial statements for the year ended March 31, 2006 under Indian GAAP (audited).

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Press Release of the Company concerning financial results dated April 21, 2006.
Ex-99.2 Summary of the Financial Results of the Company dated April 21, 2006.
Ex-99.3 Investor Link News Update of the Company dated April 21, 2006.
Ex-99.4 Unconsolidated/standalone financial statements for the year ended March 31, 2006 under Indian GAAP (audited).
Ex-99.5 Consolidated financial statements for the year ended March 31, 2006 under Indian GAAP (audited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: April 28, 2006
SATYAM COMPUTER SERVICES LIMITED

By: /s/ G. Jayaraman

Name: G. Jayaraman
Title: Sr. Vice President — Corporate
Governance and Company Secretary

EXHIBIT INDEX

99.1	Press Release of the Company concerning financial results dated April 21, 2006.

99.2	Summary of the Financial Results of the Company dated April 21, 2006.

99.3	Investor Link News Update of the Company dated April 21, 2006.

99.4	Unconsolidated/standalone financial statements for the year ended March 31, 2006 under Indian GAAP (audited).

99.5	Consolidated financial statements for the year ended March 31, 2006 under Indian GAAP (audited).